VISIBLE YOUTH
HYALURONAN
It's the Molecule!

Enhance Skin Products Inc.
1 First Canadian Place, 37th Floor
100 King Street West,
Toronto, ON MX5 1C9
Canada
416-644-8318
fax 416-644-8801
www.visibleyouth.com

August 23, 2012

United States Securties and Exchange Commission
Washington D.C., 20549

Attention: Pamela Long, Assistant Director

Re: Enhance Skin Products Inc.
Annual Report on Form 10-K
Filed July 31, 2012
Notification of Inability to timely Filed Form 10-K on Form NT 10-K
Filed July 31, 2012
File No. 000-52755

Dear Ms. Long:

The purpose of this letter is to provide certain clarification regarding the filing of the above-referenced documents. As you know, on July 31, 2012, we filed our Annual Report on Form 10-K for our fiscal year ended April 30, 2012. Additionally, on July 31, 2012, we filed a Notification of Inability to Timely File Form 10-K on Form NT 10-K.

It appears, from a review of the Securities and Exchange Commission website that such Form 10-K was filed prior to that Form NT 10-K, which, presumably, results in certain confusion. The Form 10-K was filed at the end of the day on July 31, 2012, and after the time-stamp deadline. Accordingly, in an abundance of caution, with the thought that the Form 10-K may be delinquent, we filed the Form NT 10-K, just in case the Form 10-K was considered delinquent.

As a result of the chronological order in which those documents were filed, you may infer that we intend to file an amended Annual Report on Form 10-K/A. We have no intention to file an amended Annual Report on Form 10-K/A for our fiscal year ended April 30, 2012.

Finally, hopefully, the provisions of this letter resolve any confusion you might have regarding the chronology of the filing of those documents. Of course, in the event you have questions or comments regarding this matter, please do not hesitate to contact us. Thank you.

Sincerely,

/s/

Samuel Asculai, Chief Executive Officer